SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2009

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      ✓                              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                No      ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A notice of boarding meeting for 2009 first quarterly results of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 14, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

  By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: April 15, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF BOARD MEETING

This is to announce that a meeting of the board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) will be held on Tuesday, 28 April, 2009 to consider and (if thought fit) approve the first quarterly results of Sinopec Corp. for the three months ended 31 March 2009.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, the PRC 14 April 2009

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Liu Zhongli+, Shi Wanpeng+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors